EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	CIT					Predecessor CIT
	2012	2011		2010		2009	2008
Earnings:		Revised		Revised
Net income (loss) available (attributable) to common shareholders	$(592.3)	$14.8		$521.3		$(3.9)	$(2,864.2)
Net loss from discontinued operation	—	—				—	2,166.4
(Benefit) provision for income taxes – continuing operations	133.8	158.6		245.7		(147.6)	(444.4)
Earnings (loss) from continuing operations, before provision (benefit) for income taxes	(458.5)	173.4		767.0		(151.5)	(1,142.2)
Fixed Charges:
Interest and debt expenses on indebtedness	2,897.4	2,794.4		3,079.7		2,664.6	3,139.1
Interest factor: one-third of rentals on real and personal properties	8.2	9.3		23.2		17.5	18.9
Total fixed charges for computation of ratio	2,905.6	2,803.7		3,102.9		2,682.1	3,158.0
Total earnings before provision for income taxes and fixed charges	$2,447.1	$2,977.1		$3,869.9		$2,530.6	$2,015.8
Ratios of earnings to fixed charges	(1)	1.06	x	1.25	x	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by $458.5 million, $151.5 million, and $1,142.2 million for the years ended December 31, 2012, December 31, 2009, and December 31, 2008, respectively.